Exhibit 99.2

REGULATED INFORMATION

Nyxoah Reports First Quarter 2026 Financial and Operating Results

Strong Genio launch in the U.S. drove 25% sequential quarterly U.S. revenue growth

Continued clarity around HGNS and Genio reimbursement in the U.S.

Mont-Saint-Guibert, Belgium – May 12, 2026, 10:05pm CET / 4:05pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today reported financial and operating results for the first quarter of 2026.

Q1 2026 Financial and Operating Highlights

•	Financials

o	U.S. net revenue first quarter 2026 was €4.3 million (gross revenue was €4.5 million), 25% sequential growth over net revenue fourth quarter 2025

o	Global net revenue first quarter 2026 was €6.4 million (gross revenue was €6.7 million), 13% sequential growth over net revenue fourth quarter 2025

•	Leading U.S. commercial indicators

o	62 new surgeons trained in Q1, bringing the total to 207 surgeons trained

o	34 new accounts activated in Q1, bringing the total to 91 active high-volume accounts

o	241 patients submitted under prior authorization as of March 31st

•	U.S. reimbursement landscape – further clarified

o	Medicare issued new C-Codes covering Genio and clarified facility and physician payments

o	Commercial payers continued reimbursement under existing CPT codes

o	100% prior-authorization approval obtained on reviewed submissions with commercial payers and WISeR program

•	As of March 31, 2026, cash, cash equivalents and financial assets amounted to €25.9 million. In the second quarter of 2026, the Company expects to draw €13.8 million from the second tranche of the European Investment Bank loan.

“Our first quarter revenue results reflect strong execution of our U.S. launch. The 25% sequential quarterly revenue growth was driven by continued strong activity in existing sites, and high growth in new site openings. We continue to see a consistent reimbursement landscape and had a 100% approval rate on closed U.S. prior authorization submissions as of the end of Q1 2026. Reimbursement did not hinder our first quarter results,” commented Olivier Taelman, Nyxoah’s Chief Executive Officer. “Entering our third full quarter of U.S. commercialization, we remain focused on further expanding account activation, treating more patients in active accounts and maintaining operating discipline to deliver sustainable revenue growth in the U.S.”

Results for the Three Months Ended March 31, 2026

Revenue

Gross revenue for the first quarter of 2026 was €6.7 million before €0.3 million of deferred revenue mainly related to disposable patches which are delivered over time. Net revenue was €6.4 million, compared to €1.1 million in the first quarter of 2025. The increase in net revenue was primarily driven by the continued expansion of U.S. commercialization activities following FDA approval in August 2025, as well as growth in international markets.

Cost of Goods Sold

Cost of goods sold was €2.7 million for the first quarter of 2026, resulting in a gross profit of €3.6 million and a gross margin of 57%, compared to cost of goods sold of €0.4 million and a gross margin of 62% in the first quarter of 2025. The increase in cost of goods sold was driven by higher volumes associated with the U.S. commercialization. The decrease in gross margin reflects a lower yield, which has been addressed.

Research and Development

For the first quarter of 2026, research and development expenses were €8.8 million, versus €9.0 million for the first quarter of 2025. The decrease in research and development expenses reflects reduced investments in clinical study costs such as DREAM and ACCCESS.

Selling, General and Administrative

For the first quarter of 2026, selling, general and administrative expenses were €15.4 million, versus €12.4 million for the first quarter of 2025. The increase in selling, general and administrative expenses was primarily driven by the continued build-out of the Company’s U.S. commercial organization, including sales, marketing, and market access functions.

Operating Loss

Total operating loss for the first quarter of 2026 was €20.5 million, versus €20.6 million in the first quarter of 2025. The change in operating loss reflects increased net revenue offset by increased commercial investments to support U.S. launch activities, as well as continued investment in research and development.

Cash Position

Cash, cash equivalents and financial assets amounted to approximately €25.9 million at March 31, 2026. In the second quarter of 2026, the Company expects to draw €13.8 million from the second tranche of the European Investment Bank loan.

Financial Guidance for the Second Quarter of 2026 and Full Year 2026

•	The Company expects U.S. net revenue for the second quarter of 2026 to grow sequentially by approximately 25-30% over the first quarter of 2026.

•	The Company expects worldwide net revenue for the full year 2026 to be in the range of €36 million to €40 million.

•	The Company expects the gross margin for the full year 2026 to be in the range of 60% to 62%.

•	The Company expects total operating expenses for the full year 2026 to be in the range of €97 million to €99 million. The Company expects non-GAAP cash operating expenses for the full year 2026 to be in the range of €88 million to €90 million. Non-GAAP cash operating expenses reflect expected total operating expenses less non-cash expenses such as depreciation, amortization, and share-based compensation.

Conference call and webcast presentation

Company management will host a conference call to discuss financial results on Tuesday, May 12, 2026, beginning at 10:30pm CET / 4:30pm ET.

A webcast of the call will be accessible via the Investor Relations page of the Nyxoah website or through this link: Nyxoah's Q1 2026 Earnings Call Webcast. For those not planning to ask a question of management, the Company recommends listening via the webcast.

If you plan to ask a question, please use the following link: Nyxoah's Q1 2026 Earnings Call Q&A Link. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, the Company suggests registering a minimum of 10 minutes before the start of the call.

The archived webcast will be available for replay shortly after the close of the call.

Non-GAAP financial measures

This press release includes non-GAAP (Generally Accepted Accounting Principles) financial measures, including non-GAAP cash operating expenses. Non-GAAP cash operating expenses are calculated by excluding from GAAP certain operating expenses items, including depreciation, amortization, capitalized research and development expenses, impairment losses on intangible assets, and share-based compensation. These non-GAAP financial measures are presented because the Company believes they are useful indicators of its operating performance. Management uses these non-GAAP financial measures as measures of the Company's operating performance and for planning purposes, including the preparation of the Company's annual operating budget and financial projections. The Company believes these measures are useful to investors as supplemental information because they are frequently used by analysts, investors and other interested parties to evaluate companies in its industry. These non-GAAP financial measures should not be considered alternatives to, or superior to, any other performance measure derived in accordance with GAAP. They should not be construed to imply that the Company's future results will be unaffected by unusual or non-recurring items. The Company's definitions of non-GAAP cash operating expenses are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; the Company's results of operations, financial condition, liquidity, performance, prospects, growth, future revenue, future operating expenses, future gross margins and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (unaudited) (in thousands)

	For the Three Months Ended March 31,
	2026	2025
Revenue	€6 372	€1 064
Cost of goods sold	(2 734)	(406)
Gross profit	€3 638	€658
Research and Development Expense	(8 804)	(8 989)
Selling, General and Administrative Expense	(15 374)	(12 392)
Other income	40	84
Operating loss for the period	€(20 500)	€(20 639)
Financial income	6 982	2 622
Financial expense	(2 036)	(4 242)
Loss for the period before taxes	€(15 554)	€(22 259)
Income taxes	(390)	(125)
Loss for the period	€(15 944)	€(22 384)

Loss attributable to equity holders	€(15 944)	€(22 384)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(309)	(2)
Total comprehensive loss for the year, net of tax	€(16 253)	€(22 386)
Loss attributable to equity holders	€(16 253)	€(22 386)

Basic Loss Per Share (in EUR)	€(0.369)	€(0.598)
Diluted Loss Per Share (in EUR)	€(0.369)	€(0.598)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited) (in thousands)

As at
	March 31 2026	December 31 2025
ASSETS
Non-current assets
Property, plant and equipment	3 930	4 052
Intangible assets	49 237	50 108
Right of use assets	2 061	1 293
Deferred tax asset	11	87
Other long-term receivables	1 793	1 718
	€57 032	€57 258
Current assets
Inventory	4 348	4 660
Trade receivables	6 325	5 254
Contract assets	243	261
Other receivables	2 645	2 209
Other current assets	1 071	828
Financial assets	13 000	18 000
Cash and cash equivalents	12 934	30 001
	€40 566	€61 213
Total assets	€97 598	€118 471

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	6 511	6 505
Share premium	337 242	335 134
Share based payment reserve	13 031	12 395
Other comprehensive income	815	1 124
Retained loss	(321 728)	(306 029)
Total equity attributable to shareholders	€35 871	€49 129

LIABILITIES
Non-current liabilities
Financial debt	17 435	17 670
Lease liability	1 453	637
Provisions	1 039	1 396
Deferred tax liability	34	-
Contract liability	709	681
	€20 670	€20 384
Current liabilities
Financial debt	16 471	22 990
Lease liability	721	779
Trade payables	12 638	13 727
Current tax liability	4 355	3 939
Contract liability	1 120	894
Other liabilities	5 752	6 629
	€41 057	€48 958
Total liabilities	€61 727	€69 342
Total equity and liabilities	€97 598	€118 471

Non-GAAP Financial Measures

The following tables contain a reconciliation of GAAP operating expenses to non-GAAP cash operating expenses for the three months ended March 31, 2026 and 2025, respectively.

	For the Three Months Ended March 31,
Unaudited – In thousands	2026	2025
GAAP R&D Operating Expenses	€8,804	€8,989
Depreciation and amortization	(1,276)	(411)
Impairment of intangibles	-	-
Share-based compensation	(78)	(310)
Capitalized R&D	159	864
Non-GAAP Cash R&D Operating Expenses	€7,609	€9,132

GAAP SG&A Operating Expenses	€15,374	€12,392
Depreciation	(440)	(363)
Share-based compensation	(803)	(1,665)
Non-GAAP Cash SG&A Operating Expenses	€14,131	€10,364

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard

Head of Investor Relations & Corporate Communication

IR@nyxoah.com